UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

UNITRIN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

913275 10 3

(CUSIP Number)

Singleton Group LLC

11661 San Vicente Boulevard, Suite 915

Los Angeles, CA 90049

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 31, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913275 10 3	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 13,300,520
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 13,300,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,300,520
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.3% (based on the number of shares outstanding as of July 27, 2007 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on July 30, 2007.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 913275 10 3	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS William W. Singleton, as Manager of the Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 13,300,520
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 13,300,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,300,520
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.3% (based on the number of shares outstanding as of July 27, 2007 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2007.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 913275 10 3	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Christina Singleton Mednick, as Manager of the Singleton Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 13,300,520
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 13,300,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,300,520

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.3% (based on the number of shares outstanding as of July 27, 2007 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2007.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 913275 10 3	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Donald E. Rugg, as Manager of the Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 289
8. SHARED VOTING POWER 13,300,520
9. SOLE DISPOSITIVE POWER 289
10. SHARED DISPOSITIVE POWER 13,300,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,300,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20.3% (based on the number of shares outstanding as of July 27, 2007 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2007.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 913275 10 3	13D	Page 6 of 8 Pages

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D initially filed on August 24, 2000, as amended by Amendment No. 1 to Schedule 13D filed on August 24, 2000, and Amendment No. 2 to Schedule 13D filed on March 22, 2005 (collectively, the “Schedule 13D”) by the Singleton Group LLC, William W. Singleton, Caroline W. Singleton and Donald E. Rugg relating to beneficial ownership of shares of common stock of Unitrin, Inc. (the “Common Stock”). Only those items which are included below are being amended and supplemented by this Amendment. Items in the Schedule 13D not listed below remain unchanged. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

Since the filing of the Schedule 13D, the reporting persons have changed due to the death of Caroline Singleton and the appointment of Christina Singleton Mednick in place of Caroline Singleton as one of the managers of the Singleton Group LLC (the “LLC”). The current reporting persons are as set forth below in this filing (the “Reporting Persons”). In addition, the percentage of shares of Common Stock beneficially owned by the Reporting Persons has increased from 19.7% to 20.3% due to changes in the total shares of Common Stock outstanding. This statement is being filed jointly by the Reporting Persons pursuant to the joint filing agreement dated August 17, 2007.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

This statement is being filed jointly by the Singleton Group, LLC, Christina Singleton Mednick, William W. Singleton and Donald E. Rugg. Christina Singleton Mednick, William W. Singleton and Donald E. Rugg are managers of the LLC and may be considered members of a group with the LLC. None of the members of the LLC have a controlling interest in the LLC, nor may the members of the LLC be considered members of any group for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

The LLC is a limited liability company formed under the laws of Delaware principally engaged in investing and holding domestic and foreign equity securities, government securities and related instruments. The LLC is managed by Donald E. Rugg, Christina Singleton Mednick and William W. Singleton. Christina Singleton Mednick, William W. Singleton and Donald E. Rugg are United States citizens. Christina Singleton Mednick was appointed Manager on July 31, 2007, replacing Caroline W. Singleton, now deceased.

The principal business address of each of the Reporting Persons is: 11661 San Vicente Boulevard, Suite 915, Los Angeles, California, 90049.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding nor has any of the Reporting Persons been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented to read as follows:

CUSIP No. 913275 10 3	13D	Page 7 of 8 Pages

(a) The LLC and Christina Singleton Mednick and William W. Singleton, as Managers of the LLC, are beneficial owners of 13,300,520 shares of Common Stock, which constitutes 20.3 percent of the outstanding Common Stock; Donald E. Rugg is a beneficial owner of 13,300,809 shares of Common Stock, which constitutes 20.3 percent of the outstanding Common Stock (all percentage figures are based on the number of shares outstanding as of July 27, 2007 as reported on Unitrin, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2007).

(b) The LLC and Christina Singleton Mednick, William W. Singleton and Donald E. Rugg, as Managers of the LLC, share dispositive and voting power with respect to 13,300,520 shares of Common Stock. In addition to the foregoing shares, Donald E. Rugg has sole voting and dispositive power with respect to 289 shares of Common Stock which he owns individually and directly.

(c) Christina Singleton Mednick sold 169 shares of Common Stock on July 27, 2007 at a price of $43.72 per share.

(d) None of the Reporting Persons knows any other person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Caroline W. Singleton is no longer a beneficial owner of any shares of Common Stock held by the LLC.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by Exhibit 7.1 as follows:

7.1    Joint Filing Agreement Dated August 17, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2007		Singleton Group LLC, a Delaware limited liability company

	By:	/s/ Donald E. Rugg
Donald E. Rugg, Manager

/s/ Christina Singleton Mednick
Christina Singleton Mednick

/s/ William W. Singleton
William W. Singleton

/s/ William W. Singleton
Donald E. Rugg